Simpson Thacher & Bartlett llp

425 Lexington Avenue New York, NY 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

April 15, 2021

VIA EDGAR & EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Edgar, Senior Staff Accountant Ms. Kathleen Collins, Accounting Branch Chief Mr. Alexandra Barone, Staff Attorney Mr. Larry Spirgel, Office Chief

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	Zenvia Inc. Confidential Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 24, 2021 CIK No. 0001836934

Ladies and Gentlemen:

By letter dated April 9, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Amendment No. 1 Draft Registration Statement”) of Zenvia Inc. (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on Amendment No. 1 to the Draft Registration Statement for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is publicly submitting the Company’s Registration Amendment via EDGAR (the “Registration Statement”).

BEIJING	HONG KONG	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

To facilitate your review, we will provide to the Staff via email a courtesy copy of the Registration Statement, which has been marked to show changes to the Amendment No. 1 Draft Registration Statement initially submitted to the Commission on March 24, 2021 (the “March 24 Submission”).

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the March 24 Submission.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the March 24 Submission to generally update and fix inconsistencies identified in the Amendment No. 1 Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

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Amendment No. 1 to Draft Registration Statement on Form F-1 submitted March 24, 2021

Special Note Regarding Non-GAAP Financial Measures, page vi

1.	We note that non-GAAP Gross Profit and non-GAAP Operating Profit excludes amortization of intangible assets acquired from business combinations. Please revise to explain why exclusion of amortization related to only acquired businesses is useful to investors and clarify that while you are excluding the amortization expense related to acquired businesses, these non-GAAP measures also include revenue generated, in part, by such intangible assets.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended sections “Presentation of Financial and Other Information––Special Note Regarding Non-GAAP Financial Measures” and “––Special Note Regarding Non-GAAP Pro Forma Financial Measures” in pages vi and vii of the Registration Statement to address the Staff’s comment and explain why the exclusion of amortization of intangible assets acquired from business combination from certain non-GAAP measures are useful to investors and clarify that while such amortization expenses are excluded, these non-GAAP measures also include revenue generated by such intangible assets.

Summary Financial and Other Information

Non-GAAP Financial Measures, page 21

2.	We note from your response to prior comment 1 that the earn-out compensation related to the Total Voice and Sirena acquisitions requires shareholders to continue working with the company until the end of the applicable earn-out period. Considering such arrangements are tied to attaining certain financial targets as well as continued employment, and as such amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Please remove such adjustments. This comment also relates to your pro forma non-GAAP measures, which include similar adjustments. Refer to Question 100.01 of the non-GAAP C&DIs.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the Registration Statement to address the Staff’s comment and removed compensation expenses negotiated in connection with business combination transactions from the calculation of the non-GAAP financial measures included in the Registration Statement.

Capitalization, page 71

3.	Please expand your Capitalization table to separately disclose the components of equity, including Class A and Class B common shares, that will be issued and outstanding following the Zenvia contribution and the offering.

The Company acknowledges the Staffs comment and respectfully advises that it has amended page 73 of the Registration Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Financial Information, page 87

4.	Considering the D1 acquisition is subject to certain closing conditions, which include the consummation of this offering, please tell us your consideration to include a column for the offering transaction in your unaudited pro forma financial statements.

The Company acknowledges the Staff’s comment and respectfully advises that it did not give effect to the offering in the unaudited pro forma condensed financial statements section of the Registration Statement as, after careful consideration of the terms of Regulation S-X (“Reg S-X”), it concluded that there was no guidance under Article 11 of Regulation S-X that would allow the Company to make such further adjustment for the entirety of the offering.  However, the Company respectfully advises the Staff that, when it files its preliminary registration statement with a price range for the offering at the time of launch, it will include an “other transaction accounting adjustments” column in the unaudited pro forma condensed statement of financial position to give pro forma effect for the portion of the proceeds directly attributable to the D1 Acquisition and will also include in the unaudited pro forma statement of profit or loss an earnings per share information that will include the number of shares issued in connection with the offering in reliance on paragraph 3230.4 (5) of the Division of Corporation Finance’s Financial Reporting Manual.

5.	We note your breakdown of costs and expenses by nature in pro forma adjustment 4(i). Please explain further why you include compensation expense related to business combinations in the depreciation line item or revise to provide a more appropriate classification for such expenses. In this regard, based on your disclosures on page F-37, it appears that footnote (2) should be with the "salaries and charges" line item.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the costs and expenses by nature table in the unaudited pro forma condensed financial statements section of the Registration Statement in page 103 of the Registration Statement to address the Staff’s comment.

Historical Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 115

6.	We note your revised disclosures in response to prior comment 4. Please further revise to separately quantify the extent to which the revenue increase was attributed to new and existing customers.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended pages 116 and 119 of the Registration Statement to address the Staff’s comment.

7.	Please revise to quantify the increase in cost of services attributable to additional usage and the readjustment of prices charged by network service providers. Also, include a discussion on any known trends, uncertainties, or events that are reasonably likely to cause reported financial information to not be indicative of future operating results. In this regard, we note that one of your network service providers recently notified you of a substantive increase in their 2021 fee structure. Refer to Item 5.A and 5.D of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended pages 112, 116 and 119 of the Registration Statement to address the Staff’s comment.

One to One Engine Desenvolvimento E Licenciamento Financial Statements

Note 2.2 Revenue Recognition, page F-85

8.	We note from your response to prior comment 6 that you removed references to gross revenue from Zenvia's financial statement footnotes. Please tell us why gross revenue is presented in D1's financial statements both here and in Note 17, or revise to remove. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended D1’s and Smarkio’s F-pages included in the Registration Statement to remove reference to gross revenue and present D1’s and Smarkio’s revenue on a net basis only.

Exhibits

9.	Please file your material financing agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended page 127 of the Registration Statement to clarify that it has described in the Registration Statement a summary of substantially all financing agreements entered into by the Company in effect to date, and the table included therein is derived from note 11 to the audited consolidated financial statements of Zenvia Brazil included in the Registration Statement. The Company confirms to the Staff that no individual indebtedness agreement is material to the Company. In addition, such debt agreement are standard working capital facilities, and none individually exceeds 10% of the Company’s total assets on a consolidated basis. The Company respectfully confirms that all agreements that the Company deems material to its business are described in the Business section and filed as exhibits to the Registration Statement.

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Please be advised that the present intention of the Company and its underwriters is to commence road-show presentations as early as practicable in May 2021 (bearing in mind that the Company will have to wait 15 days from today’s date to be in a position to commence its road show activities). We would be grateful if the Staff could review the above responses at its earliest convenience, so that the Company is in a position to quickly address any remaining comments by the Staff as to the above referred matters (if any) in preparation for the commencement of its road show activities.

We very much appreciate the Staff’s willingness to review the Amendment No. 1 and this letter on a confidential basis. If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2295 (work) or gcalheiros@stblaw.com (email).

Very truly yours,

/s/ Grenfel S. Calheiros
Grenfel S. Calheiros

Enclosures

cc:	Cassio Bobsin Zenvia Inc.

S. Todd Crider
Simpson Thacher & Bartlett LLP

Manuel Garciadiaz
Davis Polk & Wardwell LLP

Cristiano Seguecio
KPMG Auditores Independentes